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                          Tupperware Conference Call
                            Thursday, September 14, 2000


Rick Goings
-----------

Good morning. Thank you for joining our call. With me today are Dick and Jinger Heath, the top executive officers and founders of BeautiControl, Paul Van Sickle, Tupperware's Executive Vice President and Chief Financial Officer, and Mike Poteshman, our Vice President of Financial Relations and Treasury.

As you know from our press release, Tupperware has announced plans to acquire BeautiControl. We have been giving a lot of thought to new growth strategies, such as this, for over two years, looking at various alternatives. In doing that, we have examined what specific opportunities might be doable and discussed them with our Board of Directors. Simultaneously, we are moving rapidly to get our new integrated direct access strategies that we are utilizing in our Tupperware business to contemporize other direct selling businesses. So, I'm pleased that we are now able to move ahead with this opportunity to acquire BeautiControl.

We wanted to take this time to explain how the addition of BeautiControl fits into our overall vision and strategy for growth. Additionally we'd like to share with you the broad actions we'll to taking to take this business to the next level. Importantly I want to mention that BeautiControl will operate as a separate division, with its own unique branding, product lines and sales force. The Tupperware sales force will not sell BeautiControl's products or vice versa. I'll discuss that more later. After I cover some of these more strategic points, I'd like to ask Dick Heath to make some comments, and then Paul will cover the financial information associated with this transaction. We will then open the call to your questions. And, we hope today that you'll see why this is strategically a terrific move for Tupperware.

First, a little bit about the BeautiControl business to give you more of a flavor for its operations. BeautiControl is a party plan direct seller which markets premium cosmetic and skin care products, and image and wellness products and services through a highly trained sales force, a premium sales force generally rated as the most highly trained in the country, of more than 50,000 independent consultants. It sells mainly in the U.S and Canada, but also has small start-up operations in Taiwan and Hong Kong. Total retail sales for 1999 were about $130 million. Company sales for 1999 were $65.3 million. For the first 17 years of its operations, BeautiControl grew profitably, however in the last two years, it has incurred losses due to missteps in its international expansion. It generally didn't have any experience in the international side of direct selling.

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Now let me tell you why we are acquiring a direct selling company with a strong beauty product line. The answer is threefold: first, there are significant growth opportunities, second, Tupperware's global strengths can help make this growth possible, and third, we have a strong skill base not only in the direct selling and the integrated channels of distribution, but many of us in the beauty business as well and I will cover more about that.

Let me talk about growth for a moment. As part of our strategy, for some time we have been looking to add a quality, consumable line that would provide high growth through fostering ongoing relationships with women not only here in the U.S., but in vibrant international markets such as in Latin America. As a side note there, in product categories where we now compete in Tupperware in Latin America, the total market size is about $700 million. When you get into the product categories that BeautiControl sells, the size of the market in Latin America is $15 billion. It is a huge market. Following our experience and our extensive analysis, we believe that adding consumable, beauty products and a consumable, beauty products company will be a priority for really expanding our growth in the future.

For over 20 years, BeautiControl has been on the leading edge of cosmetic and skin care development and in helping women with beauty and color assistance. The product line has expanded internationally. We look for it to engender the same loyalty in markets outside the U.S. as we see here in the U.S.

This will especially be true in Latin America, where the beauty industry is such a large market. From my past experience in the beauty business, I know that there can be earthquakes, floods, devaluations and other calamities, but regardless of externals, women in Latin America will still purchase beauty products. As some of you may know, per capita purchase of beauty products are higher in Mexico than in the U.S., so it is a very important product category.

Part of that impetus in these markets is that they are also strong direct selling markets. The externals are very positive for direct selling in Latin America because, firstly, the earning opportunities are limited, especially for women, and there is not a well-developed retail infrastructure. The BeautiControl line brings a product that should attract a strong sales force because of its aspirational image and positioning versus competitors.

So, we are going to grow the U.S., that's job one, really get it moving, and then our initial plans are, internationally, to expand Latin America.

That leads me into the second reason for this acquisition - it will leverage Tupperware's strengths.

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Over our fifty years, we have developed a strong presence internationally with an understanding of how to reach and serve women in different markets. Additionally, we have developed the back-end systems and infrastructure that should facilitate expansion into the markets where we want to enter. We have businesses in over 100 countries.

Another strength that Tupperware brings is its experience in reaching consumers through integrated direct access channels. We believe that this is the template for direct selling in the future.

Here we believe that we are close to cracking the code in creating the template for how direct sellers will operate in the years ahead. With the strong recovery in our U.S. operations - you saw in the first half of the year we were up 10 percent and that brisk pace continues. Even while other direct sellers are having a difficult time in the U.S., we are convinced that integrating the core business expansion with new channels such as kiosks, the Internet and T.V. shopping, there are significant opportunities for growth. These are leverageable into BeautiControl as well. We are pleased that Dick and Jinger of BeautiControl share our vision for channel contemporization. Truly, it's not either or, it's convergence - it's and

The third reason for this acquisition has to do with skills. Clearly, BeautiControl knows direct selling of cosmetics, but Tupperware knows direct selling. And, we have a number of us, including myself, that have years of experience in the beauty and nutritional products areas as well. As a matter of fact, I have twice the time in the beauty business that I've even had in the Tupperware business. So, we bring a significant understanding of this category, of consumers and their desires for these products, and how to develop beauty direct sales forces.

Underlying all of this, is the opportunity to bring together the synergies of two direct sellers.

Naturally, we are impressed with the job that Dick and Jinger Heath have done in creating such a premium product line and sales force. It is clear that their highly trained, upscale sales force will provide a real service to their consumers in the future. And we think they will be differentiated more in the future.

I do want to re-iterate that we don't intend to mingle Tupperware and BeautiControl brands or the sales force. We strongly believe in the importance of keeping these two organizations separate.

One of the things that makes this acquisition also exciting to us is that Dick and Jinger Heath will remain at the helm and together we are going to take this company to the next level.

So I'm going to turn the call over to Dick Heath.

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Dick Heath
----------

Thank you Rick.

Let me start by saying that Jinger and I are extremely excited that BeautiControl will become a part of Tupperware organization, the Tupperware family. When we got into talks with Rick about the possibility of this transaction, Jinger and I knew that it was the right thing to do for our sales force, our employees, and our shareholders, and frankly, for your shareholders as well. We see this as direct selling companies here that are committed to the highest quality, we know that we've made a good match with comparable values and motivations. And of course we are pleased to continue to lead the BeautiControl business to even greater heights here in the U.S., and in international markets such as in Latin America and Asia Pacific. We know our sales force will be very excited, they already are, in fact, to be associated with the Tupperware family. We look forward to growing BeautiControl as a separate business with our own unique sales force. We expect to be a strong contributor to Tupperware's top and bottom line growth. We truly see this as a strategic win-win opportunity for ourselves.

Rick Goings
-----------

Thanks Dick, and now Paul is going to cover financial aspects of the deal.

Paul Van Sickle
---------------

As we mentioned in the press release yesterday, we are offering $7.00 per share, in cash, for all of the BeautiControl stock, and we have agreements with shareholders owning approximately 47% of the shares to vote in favor of the transaction.

The transaction should close prior to year-end.

Including the cash out of stock options and transaction costs, and including BeautiControl's net debt, the acquisition cost will be approximately $60 million.

We plan to finance the purchase with borrowings under our existing programs. With this increase in borrowing, we expect our debt to total capital ratio to be in mid to upper 60% range at year-end, and then return to our targeted ratio of 45% by the end of 2002. A more relevant ratio is our interest coverage. On a pro forma basis for 2000, with the new borrowings factored in, we estimate the coverage ratio at about 8 times which is still very good.

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Due to the timing of this transaction, it is not expected to impact Tupperware's
2000 results. Looking forward, the inclusion of BeautiControl is expected to be mildly dilutive in 2001 and 2002, before becoming accretive in 2003.

We'll be looking to offset the dilution by:
     1.  Margin improvement in the core U.S. business
     2. Growth in new business initiatives in Latin America. Here we expect to invest about $5 million over the next couple of years but be profitable in year three
     3.  The timing of synergies implementation, and finally
     4.  The review and possible restructuring of the Asian units

In terms of the outlook for Tupperware, for the third quarter, excluding the negative impact of foreign exchange, the target continues to be a modest increase in sales. Including foreign exchange, the net income target continues to be about double last year. The negative impact from foreign exchange included in this outlook is 2 to 4 cents per share, mainly coming from Europe. For the full year, the target remains at a high single-digit sales increase and an increase in net income in the 30-percent range, excluding the negative impact of foreign exchange. Using current rates, the negative foreign exchange impact for the full year has risen, due to further weakening of the euro, to 22 to 24 cents per share, primarily related to Europe.

We have made some forward-looking statements today that use words like "outlook" or "target" or similar predictive words. Our actual results could differ from these statements due to the risks and uncertainties contained in our press release or our Form 8-K filed with the Securities and Exchange Commission in February 1997.

Now we're going to open the call to questions.

Jessica Simmons
Raymond James

Q: Good morning. I'm curious, Rick, if you could run through for me if the two businesses are going to remain separate, I was wondering if you could just walk us through how some of the synergies will work. I know you've mentioned, obviously, leveraging your strengths in Latin America, but are you going to share distribution systems? If you could just walk through that for me.

EVG: Happy to Jessica. Firstly, our real strengths are over 85 percent of our business is outside the U.S. It starts out firstly with our distribution facility. If you say we are going to focus on and we're likely to focus on outside the U.S., Mexico and Brazil, we have large facilities there that are not only manufacturing but distribution facilities. We're going to leverage those. I

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     would say, in those markets, it makes a lot more sense for us to establish our own kind of packaging and filling operations there as well. The cosmetics business is a lot less technical, from a manufacturing side, than the Tupperware business as well. That, by the way, provides us manufacturing local a natural hedge against currency fluctuations out there. Purchasing is another major way that I think you will see us leverage opportunities. We are all over the world with our million person sales force. We have a huge fleet of premium cars out there that we use. That is one example. Trips, promotions and, if you will, packaging, - those are the kinds of ways that we can leverage. We don't have to go open in a market and all of a sudden put the same kind of infrastructure normally. What you basically put down on the ground is a packaging or filling operation and a sales organization.

Q: Ok, that makes sense. Secondly, you have obviously faced recruiting issues in the U.S. and I've noticed, from the controlled filings, sales in North America have declined in the past. I'm curious how you can rationalize that maybe you are going to be doing double duty on recruiting in a tough environment.

EVG: I have to say one of the things we are so pleased about with our U.S.
     business is this has been the most difficult recruiting environment the last three years, with the full intent unemployment, that most people have seen in the past three decades. Yet, our business was up 11 percent the first half of the year and we are pleased that those trends continue. I would call our U.S. business brisk, our top line growth there. It's a difficult recruiting environment but what is happening is we are getting incredible productivity as we are refining this new integrated direct access. Now, our sales force has been taught to establish kiosks, they are setting up their own websites. So, I think that this new template that we are creating, it's not in a test mode any more, it's in a rollout mode, and we are going to leverage that with BeautiControl. They share the same vision. They've been up on the web. They haven't done anything with regard to the kiosks yet, but we are going to leverage that. I think they can experience some of the same growth.

Q: Great. Finally, my last question is I wondering you give us some evidence, perhaps Dick and Jinger, or Rick, on, whether anecdotal or quantitative, on beauty controls, market share, maybe name recognition, statistics. Just to give us, those of us who aren't familiar with that business, a little feel for that.

D. Heath:

     As it relates to market share, it's very difficult in the cosmetic end of the world to measure our market share, if you will, when you measure us against somebody like an Avon. What we've been able to do is to corner

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       a market, if you will, of better-trained, slightly upscale, individuals in the direct sales market. What we did is we tried to take that, over the last couple of years, into the international market place and as we did we picked two very difficult markets. We also modified our commission structure in both of those cases. Frankly, we went beyond our previous experience in the markets that we know best. We had the right intent. We made some implementation mis-steps, and that is one of the reasons why we feel that becoming a part of Tupperware will allow us to benefit from their greater experience. It's one of the things that makes it right for BeautiControl to reach it's potential and results, I'd say, in the year 2000 have improved particularly on the domestic side of our business. If you look back a year ago, we were spending significant dollars to manage, if you will, the top line. Obviously, the bottom line suffered, in large part, due to our new endeavors. As Rick mentioned, our U.S. business is profitable and will continue to be profitable and we will look for synergies to build the top line.

EVG: Jessica, I might add that looking at how they really approached the market, pretty much of a class to mass approach where their value added is not only been product but it has been teaching consumers. Starting off initially with color analysis, they were pioneers in it, and now they basically go through skin type analysis as well. This is the value added of a kind of a sales force that they have. Which, by the way, great synergies with the way we do it at Tupperware. We think it's leverageable in these new integrated direct access channels. That will give us the growth. Even though it's a difficult recruiting economy.

Jinger Heath:
       I'd like to add, also, if I may, that you were talking about brand awareness. I think when our women are holding a party situation or a clinic, for them to proudly stand up and say we are part of the Tupperware family is nothing but a bonus to BeautiControl for brand awareness.

Q: Great. I appreciate your comments. I can say that I wear BeautiControl products.

Dick Heath:
       That's great to hear. You are obviously a very bright woman.

EVG:   We said we were upscale.

Rommel Dionisio
Friedman, Billings and Ramsey

Q: Good morning. I wonder if you could just talk about how exactly, physically, how you could leverage your growing expertise and integrated

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       direct access initiatives. Can you take these products on line? If so, what would be the timing of that? Would kiosks make sense?

EVG: Hi Rommel. They are already selling on line. We are very impressed with what they've been doing. Independent, we called them. Independent of us, we were looking at how they were evaluating direct selling and what the model would look like for the future. One of the reasons we thought this great synergy was they were headed in the same direction we were. We were a little ahead on the retail on the kiosk side, but they are every bit as strong in what they are doing on BeautiControl.com. I'd ask you to check it out. By the way, they also made the decision with their website as to don't try to just build a BeautiControl.com business, show their sales force how to build their own websites. They have had a lot of success with that. I think there will be a lot of synergy here, Rommel.

Q: One detail follow-up. Paul, would you have an after tax amortization per share figure?

PVS: After tax amortization per share. Are you talking about good will, or what are you talking about?

Q:     Good will amortization.

PVS:   I think it's about $2 million/year.

Q:     Thanks, very much.

EVG: Rommel, interesting side-to-side note to somebody we were chatting with earlier today, they were asking about the price we paid, and you know we went through all the fairness opinions, etc. and we think it's a very fair price that we are paying. When I was first interested in BeautiControl several years ago, they were trading at $18 per share. So, some of us here think it's a very good price.

Q:     Thank you.

Lauren Romeo
Legg Mason Funds

Q: Could you talk about what BeautiControl EBITDA was for 1999 and what the expected run rate is for 2000?

PVS: It was loss in 1999 because they lost money in 1999, and it will be probably in the $4 million range moving forward.

Q:     $4 million positive?

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PVS:   Yes.  BeautiControl has turned around and has been profitable the first six months of this year.

Q:     How much are the Asian operations losing?

PVS:   For the first six months, probably in the $2 million range.

Q: Okay. Long term, what sort of EBITDA margins do you think you can get this business to?

PVS:   We'd like to get them, more or less, in the mid-teens range.

Q:     How long do you think it would take to get there?

PVS: Hopefully by 2002, 2003, in that range as we start implementing the other plans we talked about.

Q: In terms of your expected return on investment, when you analyze this acquisition, what sort of return do you estimate you'll reap if all goes well?

PVS: We think that this is, long term, is going to be a very good investment for us. We hope to get the margins basically in the same range as our Tupperware margins, and have the same sort of hurdle rates as Tupperware.

Q:     What are Tupperware's hurdle rates?

PVS: We're performing at about a 16 - 17 percent return on sales, targeting to be in the 19 - 20 percent range and we see BeautiControl fitting in there.

Q:     Thanks, very much.

Steve Bond-Nelson
PIMCO

Q: A follow-up to that same question. What were the current EBIDTA margins in the U.S. business?

PVS: In the U.S. business, we made about $10 million last year on about $170 million sales. And we are doing significantly better than that this year. So, it's below where we want to be, but it's on the right track moving forward.

Q:     Again, your targets there are kind of mid-teens level?

PVS:   Yes, target is about 14 percent for the U.S. business right now.

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Q:     Thank you.

Eric Bosshard
Midwest Research

Q: Good morning. I just got on the call, but just have a question hopefully you have not covered. In terms of profitability, can you just give a little better idea on how you get this business up to mid-teens margins when it looks like they have not done it in a while. What would be the key achievement toward accomplishing that?

PVS: Good morning, Eric. In its previous years, before it went into Asia Pacific, it was performing in the mid-teens range. One of the biggest opportunities right now is to get the U.S. business back on track. The first six months have performed at about a 6 percent operating margin, and moving back to its more normal levels. We feel a great opportunity in Latin America using our installed base there. It's going to take a couple years of investment before we turn profitable there. I don't know if you were in on the call, but Rick explained a lot about the synergies we feel we can get out of the business. Not the least of which is taking out some duplicate corporate expenses. Finally, the Asian businesses have been a drag on profitability. We will do a review and possibly restructure those businesses to where they're not a drag and they are contributing. So there are a lot of things we can do in the first year or two to bring it back to where it should be and has been.

Q. Having said that, why is it dilutive, as you commented in the press release, in 01 and 02 before accretive?

PVS: Because there's stuff there that it just talks about that we haven't factored in. We've taken more on a technical basis, amortizing the good will, amortizing interest costs and overlaying on a more conservative projection.

EVG: Eric, also our intention is, very clearly, to establish a base in Mexico and Brazil and that requires some investment. This is really all about growth.

Q:     Thank you.

Bob Littell
M.D. Sass Investor Services

Q: When you say that the inclusion of BeautiControl is going to be mildly dilutive in the next couple of years. Can you be more specific? Are we talking a penny or two, or will it be?

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PVS:   We're just talking a few cents next year and less than that in 2002.

Q: And the offset that you spoke of from cost control and growth, will this be just balancing or do you think you have enough room still in your cost control programs to add significantly in the next couple of years?

PVS:   You are talking about the Tupperware restructuring programs?

Q:     That's right.

PVS: Overall we are still targeting our 19-20 percent return in the Tupperware business. I've isolated the BeautiControl in these comments.

Q:     Okay.  Thank you.

No further questions.

Rick Goings
-----------

We feel good about our core business and the prospects and our core Tupperware business. As previously mentioned, we really are beginning to see very strong signs of evidence that we are cracking the code for how direct selling is going to be done in the future and for continued growth. Particularly we see that with the robust top line growth in our U.S. business utilizing our new integrated direct access channels. We are about to get through the end of the third quarter. September is an important month for us but everything looks good. We are comfortable with what's out there and we feel the wind in our face on certain things in our core business as well though. The euro - who would have that the euro that came out at $1.15 would now be trading in the mid-80's so that has created a sluggish economy and still we are working our way through that. We still see a sluggish economy in Japan and we are working our way through that. So, even in spite of some of these issues and the full employment in the U.S., we are pleased with what is happening in that core business. Now, we are confident enough that we are on the right track with our core businesses that this acquisition is, very strong we believe, the right thing to do. It means identifying the right strategies, selecting the right markets, and selecting the right people to now make BeautiControl a real strong worldwide brand. It's all about growth for us.

     . It adds a consumable, high quality beauty business to the Tupperware family
     . It creates, we think, opportunities to leverage skills and, as Paul said, our installed base
     . It opens significant opportunities to tap into this beauty business where many of us have had a lot of years experience and in the direct sales business

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     .    And it brings an outstanding sales force and a management team to the
          Tupperware family.

We are committed to growing this and this accelerating our growth, and I thank you for your time today.

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